Exhibit 4

Buenos Aires, March 9, 2012

Mr. Alejandro Vanoli
President of the Argentine Securities
and Exchange Commission
(Comisión Nacional de Valores)

	Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.). Abstract of Board of Directors’ Meeting’s Minutes Approving 2011 Financial Statements Attached

Dear Mr. Vanoli,

This letter is addressed to you, in compliance with the relevant rules in force. To that purpose, we hereby submit the abstract of the relevant part of Minutes No. 339 of Board of Directors’ Meeting held on March 8, 2012 at Ortiz de Ocampo 3302, Building 4, 5th floor meeting room, City of Buenos Aires, in relation to the approval of the annual Financial Statements in the THIRD ITEM of the agenda: 3) Performance Report for the fiscal year ended December 31, 2011, consideration of the Annual Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee and allocation of profits, for the fiscal year ended December 31, 2011.

Yours sincerely,

Diego Manuel Allegue
EDENOR S.A.
Attorney-in-fact

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S MINUTES No. 339

MINUTES No. 339: In the City of Buenos Aires, on March 8, 2012, at 04:30 p.m., the undersigning Directors of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (the “Company”), to wit Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damian Miguel Mindlin, Gustavo Mariani, Diego Salaverri, Eduardo Quiles, Edgardo Volosin, Maximiliano Fernandez, Eduardo Llanos and Jaime Barba held a meeting at Ortiz de Ocampo 3302, Building 4, 5th floor meeting room. Mr. José Daniel Abelovich and Mr. Jorge Pardo attended the meeting, representing the Supervisory Committee. Furthermore, the Accountant Leandro Montero, Director of Finance and Control of the Company, also attended the meeting as advisor. It was noted that Mr. Jaime Barba was responsible for the Secretary of the Board of Directors. The meeting was chaired by the Chairman, Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors […] THIRD ITEM of the Agenda: 3) Performance Report for the fiscal year ended December 31, 2011, consideration of the Annual Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee and allocation of profits, for the fiscal year ended December 31, 2011. The Chairman gave the floor to the Accountant Leandro Montero who disclosed to all attendees the performance report for the fiscal year ended December 31, 2011 and described the most relevant performance indexes and aspects of the draft of Financial Statements for the fiscal year ended December 31, 2011:

The significant events for the period were disclosed as well as their impact on the financial statements as of December 31, 2011, particularly those related to operation and investment expenses: (i) Change in categorization of hired personnel; (ii) Consolidation of contractors; (iii) Impact of salaries increases of own personnel and contractors; (iv) Takeover by Technical Department of works involving medium and low voltage network structuring and new power supplies with network expansion, previously executed by the Department of Distribution and Marketing; and (v) New work biddings for electric investments.  Furthermore, other significant events for the year were reported: (i) Removal of subsidies at energy generation prices; (ii) Implementation of CC&B for Large Customers; (iii) Purchase of EMDERSA and EDEN; (iv) Issue of debt for USD 70 million; (v) Steps taken to install energy generation facilities, distributed in areas where demand exceeded networks capacity. Then, EDENOR’s separate and consolidated results were disclosed. It was informed that the result for 2011 fiscal year was a loss for $MM 435,4, basically due to a significant increase in costs of around 35%, while income increased by 5%, as a consequence of the market natural growth, whether due to a higher consumption or to a larger number of supplies. Increase in operation costs was mainly due to aspects related to hired labor and services, deriving from the change in union classification of workers, from the UOCRA’s agreement to the Luz y Fuerza’s one, and to the salaries increases agreed-upon with the personnel employed under agreement. Such situation caused an operating loss of $MM 216,7, which meant a significant change as compared to 2010. In addition, it was reported that financial results mainly reflected a change in the exchange rate in 2011 and its adverse impact on the Company’s financial indebtedness. Moreover, other adjustments made to the Company at the closing date were reported: (i) the $MM 147,6 allowance of deferred assets resulting from the tax loss carried forward as a consequence of its uncertain recoverability during the statutory period of 5 years; (ii) the $MM 28,6 allowance of balances under the Master Agreement for the supply of electric energy to poor neighborhoods in 2011, applying the same criteria used in prior fiscal years, as the Agreement was terminated as of December 31, 2010 and it was not yet extended; (iii)  devaluation for $MM 75,1 of investments by Group EMDERSA’s subsidiaries, as a consequence of their classification as available for sale prior to their value enhancement and before those investment could lead to more significant benefits deriving from their operation and synergies with Edenor, considering the latter’s financial situation. Thereafter, the most important changes in cash flow and performance indexes related to costs, indebtedness, service quality, demand trends, losses of energy and delinquent balance were informed.

Thereafter, the Chairman took the floor and submitted to the attendees’ consideration the Company’s Financial Statements, including General Balance Sheets, Statements of Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flows and Notes and Exhibits to the Basic Financial Statements, and the Company’s Consolidated Financial Statements with its subsidiaries, including Consolidated General Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Changes in Shareholders’ Equity, Consolidated Statements of Cash Flows and Notes and Exhibits to the Consolidated Basic Financial Statements, all for the fiscal year ended December 31, 2011, Informative Review, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Auditors’ Report, Supervisory Committee Report, Annual Report and Corporate Governance Code of the Company, all for the fiscal year ended December 31, 2011. All such document drafts were handed over to the Directors and members of the Supervisory Committee in advance to the meeting; thus, he moved to avoid reading them all and, in the absence of objections, to be approved. […]After discussion, the Board of Directors unanimously decided to approve all documents submitted for consideration in that item of the Agenda […] There being no further issues to transact, the meeting was adjourned at 08:00 p.m.”. Signed by Messrs. Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damian Miguel Mindlin, Gustavo Mariani, Diego Salaverri, Eduardo Quiles, Edgardo Volosin, Maximiliano Fernandez, Eduardo Llanos, Jaime Barba, José Daniel Abelovich and Jorge Pardo.

Diego Manuel Allegue
EDENOR S.A.
Attorney-in-fact